SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                       Dakota Growers Pasta Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (Par Value $0.01 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23422P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael Tokarz
                                    Chairman
                                MVC Capital, Inc.
                          287 Bowman Avenue, 2nd Floor
                               Purchase, NY 10577
                                 (914) 701-0310

                                 With a copy to:

                               John L. Eisel, Esq.
                         Wildman, Harrold, Allen & Dixon
                        225 West Wacker Drive, Suite 2800
                          Chicago, Illinois 60606-1229
                                 (312) 201-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   May 9, 2007
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)
                               (Page 1 of 9 pages)

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CUSIP No. 23422P106                   13D                            Page 2 of 9
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(1)   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MVC Capital, Inc.
      I.R.S. Identification No. 94-3346760

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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS (See Instructions)

      WC
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(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)
                                                                             |_|
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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                                   (7)   SOLE VOTING POWER

                                         1,016,195
                                  ----------------------------------------------
                                   (8)   SHARED VOTING POWER
       NUMBER OF SHARES
      BENEFICIALLY OWNED                 0
       BY EACH REPORTING          ----------------------------------------------
          PERSON WITH                    (9)   SOLE DISPOSITIVE POWER

                                         1,016,195
                                  ----------------------------------------------
                                   (10)  SHARED DISPOSITIVE POWER

                                         0
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,016,195
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.97%
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(14)  TYPE OF REPORTING PERSON (See Instructions)

      IV
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

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CUSIP No. 23422P106                   13D                            Page 3 of 9
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Item 1.  Security and Issuer

      This  Amendment  No. 2 amends and  supplements  the initial  statement  on
Schedule 13D filed August 6, 2004 (the "Original Schedule 13D") by MVC Capital, Inc., a Delaware corporation ("MVC") as amended by Amendement No. 1 filed by MVC April 14, 2006 with respect to the Common Stock, Par Value $0.01 Per Share (the "Common Stock") of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the "Issuer"). All capitalized terms used but not defined herein have the meanings ascribed them in the Original Schedule 13D. The Issuer's principal executive offices are located at One Pasta Avenue, Carrington, North Dakota 58421.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is deleted and replaced with the following:

      This Schedule 13D is being filed by MVC Capital, Inc., a Delaware corporation, hereafter referred to as the "Reporting Person" or "MVC." MVC's principal executive offices are located at 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577. MVC is a closed-end investment company registered as a business development company that seeks to provide long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries.

      The following table sets forth the name, address, citizenship and present principal occupation or employment of each executive officer and director of MVC (collectively the "Covered Persons").

                                 Current Business or                                     Present Principal
               Name              Residence Address              Citizenship          Occupation or Employment
---------------------------------------------------------------------------------------------------------------------------
 Michael T. Tokarz            MVC Capital, Inc.                 USA              Director, Chairman and Portfolio
                              287 Bowman Avenue, 2nd Floor                       Manager
                              Purchase, NY 10577
---------------------------------------------------------------------------------------------------------------------------
 Bruce W. Shewmaker           MVC Capital, Inc.                 USA              Managing Director
                              287 Bowman Avenue, 2nd Floor
                              Purchase, NY 10577
---------------------------------------------------------------------------------------------------------------------------
 Peter Seidenberg             MVC Capital, Inc.                 USA              Chief Financial Officer
                              287 Bowman Avenue, 2nd Floor
                              Purchase, NY 10577
---------------------------------------------------------------------------------------------------------------------------
 Scott Schuenke               MVC Capital, Inc.                 USA              Chief Compliance Officer
                              287 Bowman Avenue, 2nd Floor
                              Purchase, NY 10577
---------------------------------------------------------------------------------------------------------------------------
 Jaclyn Shapiro               MVC Capital, Inc.                 USA              Vice President and Secretary
                              287 Bowman Avenue, 2nd Floor
                              Purchase, NY 10577
---------------------------------------------------------------------------------------------------------------------------

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CUSIP No. 23422P106                   13D                            Page 4 of 9
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
----------------------------------------------------------------------------------------------------------------------------
 Emilio A. Dominianni         MVC Capital, Inc.                 USA              Retired Partner of, and Special
                              287 Bowman Avenue, 2nd Floor                       Counsel to Coudert Brothers LLP;
                              Purchase, NY 10577                                 Consultant to Air Liquide America
                                                                                 Corp.
----------------------------------------------------------------------------------------------------------------------------
 Gerald Hellerman             MVC Capital, Inc.                 USA              Principal of Hellerman Associates;
                              287 Bowman Avenue, 2nd Floor                       President, CFO and CCC of The Mexico Equity
                              Purchase, NY 10577                                 and Income Fund, Inc.; Director and
                                                                                 President of Innovative Clinical
                                                                                 Solutions, Ltd.; Director of FNC Realty
                                                                                 Corporation; Director of Brantley Capital
                                                                                 Corporation; Director of the Old Mutual
                                                                                 2100 fund complex (consisting of six funds)
----------------------------------------------------------------------------------------------------------------------------
 Warren E. Holtsberg          MVC Capital, Inc.                                  Director; Co-head of Portfolio Management
                              287 Bowman Avenue, 2nd Floor                       of the Tokarz Group Advisers LLC, the
                              Purchase, NY 10577                                 investment advisor of MVC
----------------------------------------------------------------------------------------------------------------------------
 Robert C. Knapp              Millenco, L.P.                    USA              Managing Director of Ironside
                              666 Fifth Avenue, 8th Floor                        Partners LLC
                              New York, NY 10103
----------------------------------------------------------------------------------------------------------------------------
 William E. Taylor            MVC Capital, Inc.                 USA              Certified Public Accountant
                              287 Bowman Avenue, 2nd Floor
                              Purchase, NY 10577
----------------------------------------------------------------------------------------------------------------------------

      During the last five years, neither MVC nor, to the best knowledge of MVC, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is supplemented with the following:

      On May 8, 2007, MVC acquired 65,000 shares of the Series F Convertible Preferred Stock of the Issuer (the "Series F Preferred Stock"), by converting 65,000 shares of the Common Stock into 65,000 shares of the Series F Preferred Stock, for no consideration, pursuant to MVC's right to convert shares of the Common Stock into an equal number of shares of the Series F Preferred Stock under the terms of the Stock Purchase Agreement dated as of February 9, 2007, among the Issuer, MVC and La Bella Holdings, LLC (the "2007 Stock Purchase Agreement").

      On May 9, 2007, pursuant to the terms of the 2007 Stock Purchase Agreement, MVC acquired 1,000,000 shares of the Series F Preferred Stock. The total amount of funds used by MVC to acquire such shares of the Series F Preferred Stock was $10,000,000. The funds used were corporate funds of MVC.

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CUSIP No. 23422P106                   13D                            Page 5 of 9
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Item 4.  Purpose of the Transaction.

Item 4 of the Original Schedule 13D is deleted and replaced with the following:

      MVC purchased the shares of Common Stock and Series F Preferred Stock based on its belief that such securities represent an attractive investment opportunity. In addition, MVC's purchase of the Series F Preferred Stock was to help fund the Issuer's repurchase of tendered Common Stock on May 11, 2007 in connection with a tender offer by the Issuer.

      Consistent with its investment purpose, MVC may engage in communications with one or more officers, directors, representatives or shareholders of the Issuer regarding the Issuer, including but not limited to its operations and its business, financial, and strategic plans. MVC may discuss ideas that, if effected, may result in one or more of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

      Pursuant to the Stock Purchase Agreement dated July 30, 2004 between the Issuer and MVC (the "2004 Stock Purchase Agreement"), the Issuer agreed to appoint one designee of MVC to serve on its board of directors, so long as MVC beneficially owns 50% or more of the Common Stock acquired by MVC pursuant to the 2004 Stock Purchase Agreement. MVC has named Michael T. Tokarz, the Chairman and Portfolio Manager of MVC, as its designee. In addition, so long as MVC beneficially owns 50% or more of the Common Stock acquired by MVC pursuant to the 2004 Stock Purchase Agreement, a representative designated by MVC may attend, as an observer, all meetings of the Issuer's board of directors and is entitled to receive all written materials in connection with such meetings.

      Concurrently with MVC's initial investment in the Issuer pursuant to the 2004 Stock Purchase Agreement, the Issuer and MVC Financial Services, Inc., a wholly-owned subsidiary of MVC ("MVC Financial"), entered into a written consulting agreement, pursuant to which MVC Financial provides certain advisory and consulting services to the Issuer. As compensation for such services, MVC Financial receives an annual consulting fee of $75,000 and is reimbursed by the Issuer for all reasonable out-of-pocket expenses.

      Except as disclosed in this Item 4, MVC does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. MVC expects to evaluate on an ongoing basis, subsequent developments affecting the Issuer, the Issuer's financial condition, business operations and prospects, conditions in the securities market generally, general economic and industry conditions, other investment and business opportunities available to MVC and other factors. Accordingly, MVC reserves the right to change its plans and intentions at any time, as it deems appropriate, and to consider and take various possible alternative courses of action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing, including those which may result in one or more of the events set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. In particular, MVC may, subject to the restrictions contained in the securities laws, at any time and from time to time acquire additional shares of the Common Stock or Series F Preferred Stock, or securities convertible or exchangeable for the Common Stock or Series F Preferred Stock, in public or private transactions, and/or dispose of shares of the Common Stock or Series F Preferred Stock or other securities of the Issuer, in public or private transactions. Any such transactions may be effected at any time and from time to time, and on such terms as MVC may deem advisable.

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CUSIP No. 23422P106                   13D                            Page 6 of 9
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Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is deleted and replaced with the following:

      The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

      (a) As of May 11, 2007, MVC owned 1,016,195 shares of Common Stock, constituting approximately 9.97% of the shares of Common Stock outstanding. The aggregate percentage of the Common Stock reported owned by MVC is based upon 10,189,932 shares of Common Stock outstanding as of the close of business on May 11, 2007 (based on information provided to MVC by the Issuer).

      (b) MVC has the sole power to vote the Common Stock and the sole power to dispose or to direct the disposition of the Common Stock reported for it in this
Schedule 13D.

      (c) On May 8, 2007, MVC converted 65,000 shares of the Common Stock owned by it into 65,000 shares of the Series F Preferred Stock. This conversion was effected pursuant to MVC's right under the 2007 Stock Purchase Agreement to convert, at any time and from time to time, any number of the shares of Common Stock owned by it into an equal number of shares of the Series F Preferred Stock, for no consideration. Except for the foregoing, no other transactions in the Common Stock were effected during the past sixty days by MVC or the Covered Persons.

      (d) No other person is known by MVC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by MVC or any Covered Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is deleted and replaced with the following:

      Pursuant to the 2007 Stock Purchase Agreement, MVC has the right to convert, at any time and from time to time, any number of the shares of Common Stock held by it into an equal number of shares of the Series F Preferred Stock, for no consideration.

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CUSIP No. 23422P106                   13D                            Page 7 of 9
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      Pursuant to the terms of the  Certificate  of  Designation of the Series F
Preferred Stock (the "Certificate of Designation"), which was filed with the Secretary of State of North Dakota on May 3, 2007 under the terms of the 2007 Stock Purchase Agreement, each holder of Series F Preferred Stock has the right, exercisable at any time upon 65 days' written notice to the Issuer to convert any number of shares of the Series F Preferred Stock into an equal number of shares of the Common Stock. In addition, the Certificate of Designation provides that each holder of Series F Preferred Stock has the option of converting the holder's shares of the Series F Preferred Stock into an equal number of shares of the Common Stock upon (i) a "Change of Control," as defined in the Certificate of Designation, (ii) any transaction, however structured, pursuant to which the holder substantially exits its equity investment in the Issuer, or
(iii) any default by the Issuer under any material agreement. The Series F Preferred Stock does not carry the right to vote. Except with respect to the foregoing rights related to conversion and with respect to voting rights, the rights of the Series F Preferred Stock are identical to those of the Common Stock.

      Pursuant to the 2004 Stock Purchase Agreement, as long as MVC beneficially owns at least 50% of the shares of the Common Stock purchased thereunder, MVC has a first right to fund all or any portion of any additional non-convertible subordinated debt that the Issuer may propose to issue, subject to certain existing rights and arrangements.

      Pursuant to the 2007 Stock Purchase Agreement, each of MVC and La Bella Holdings, LLC ("LBH") has the right to fund its pro rata share of any additional convertible debt or equity funding that the Issuer may propose to issue, subject to certain existing rights and arrangements, so long as it beneficially owns at least 50% of the shares of the Common Stock or Series F Preferred Stock purchased by it under the 2007 Stock Purchase Agreement. "Pro rata share" means the quotient obtained by dividing the number of shares of Common Stock or Series F Preferred Stock held by MVC or LBH, respectively, by the aggregate number of shares of Common Stock and Series F Preferred Stock held by both MVC and LBH.

      In connection with the 2004 Stock Purchase Agreement, the Issuer and MVC entered into a Registration Rights Agreement dated July 30, 2004 (the "2004 Registration Rights Agreement"), pursuant to which the Issuer agreed, among other things, to (i) file, as soon as practicable following the closing of the investment in the Common Stock, a Registration Statement (the "2004 Registration Statement") with the SEC to register resales under the Securities Act of 1933 of the Common Stock, (ii) use its best efforts to cause the 2004 Registration Statement to become effective as soon as practicable (and in no event later than 3 months) after such filing, and (iii) use its reasonable best efforts to cause the 2004 Registration Statement to remain continuously effective until the earlier of (1) the date on which all shares of Common Stock purchased by MVC have been resold under the 2004 Registration Statement, and (2) the date on which all such shares may be resold without restriction or limitation. The 2004 Registration Rights Agreement provided that all fees and expenses of such registration would be borne by the Issuer and that MVC would be entitled to customary indemnification from the Issuer against certain liabilities.

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CUSIP No. 23422P106                   13D                            Page 8 of 9
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      In connection with the 2007 Stock Purchase  Agreement,  the Issuer and MVC entered into a Registration Rights Agreement dated May 9, 2007 (the "2007 Registration Rights Agreement") pursuant to which the Issuer agreed, among other things, to (i) file, as soon as practicable upon the receipt of notice from MVC, a Registration Statement (the "Second Registration Statement") with the SEC to register resales under the Securities Act of 1933 of MVC's Series F Preferred Stock or securities issued as a dividend or other distribution with respect to, or in exchange for or in replacement of MVC's Series F Preferred Stock, (ii) use its best efforts to cause the Second Registration Statement to become effective as soon as practicable (and in no event later than 3 months) after such filing, and (iii) use its reasonable best efforts to cause the Second Registration Statement to remain continuously effective until the earlier of (1) the date on which all shares of Series F Preferred Stock purchased by MVC have been resold under the Second Registration Statement, and (2) the date on which all of MVC's
Series  F  Preferred  Stock  or  securities   issued  as  a  dividend  or  other
distribution with respect to, or in exchange for or in replacement of MVC's Series F Preferred Stock, may be resold without restriction or limitation. The 2007 Registration Rights Agreement provides that all fees and expenses of such registration will be borne by the Issuer and that MVC will be entitled to customary indemnification from the Issuer against certain liabilities.

      The foregoing summaries of MVC's rights under the 2004 Stock Purchase Agreement, the 2007 Stock Purchase Agreement, the 2004 Registration Rights Agreement and the 2007 Registration Rights Agreement are qualified in their entirety by reference to such documents, copies of which are included as exhibits hereto and incorporated herein by reference. The foregoing summary of MVC's rights under the Certificate of Designation is qualified in its entirety by reference to the form of the Certificate of Designation that is included as Exhibit A to the 2007 Stock Purchase Agreement.

      The information set forth, or incorporated by reference, in Items 4 and 5 is also hereby incorporated by reference.

      Except as described in this Schedule 13D, neither MVC nor, to the best knowledge of MVC, any Covered Persons, presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Items 7 of the Original Schedule 13D is supplemented with the following:

Exhibit 4 Stock Purchase Agreement, dated as of February 9, 2007, among the Issuer, MVC and LBH (filed as Exhibit 10.1 to the Issuer's Form 8-K filed on February 15, 2007, and incorporated herein by this reference)

Exhibit 5 Registration Rights Agreement, dated as of May 9, 2007, between the Issuer and MVC

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CUSIP No. 23422P106                   13D                            Page 9 of 9
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                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2007


                                    MVC Capital, Inc.

                                    /s/  Michael T. Tokarz
                                    --------------------------
                                    Name:  Michael T. Tokarz
                                    Title: Chairman